Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Baker Hughes, a GE company:

We consent to the use of our report dated March 16, 2017, except as to Note 15 which is as of December 4, 2017, with respect to the combined statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2015 of GE Oil & Gas (a business within General Electric Company), incorporated herein by reference to the December 31, 2017 Annual Report on Form 10-K of Baker Hughes, a GE company and subsidiaries dated February 23, 2018 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG S.p.A

Florence, Italy

November 13, 2018